UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 333-274650

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Reverse Stock Split

A reverse stock split (the “Reverse Stock Split”) of the ordinary shares, par value $0.0001 (the “Ordinary Shares”) of MicroCloud Hologram Inc. (the “Company”) became effective at 9:00AM EST, on February 2, 2024 (the “Effective Date”). Pursuant to the Reverse Stock Split, every ten (10) shares of Ordinary Share issued on the Effective Date was combined into one (1) share of ordinary share, par value $0.001, and the authorized share capital of the Company was reduced from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each to US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each.

After the Reverse Stock Split, the Company’s Ordinary Shares have the same proportional voting rights and is identical in all other respects to the Ordinary Shares prior to the effectiveness of the Reverse Stock Split.

Notice to Holders of the Company’s Warrant to Purchase Ordinary Shares

In connection with the Reverse Stock Split, the Exercise Price (as such term is defined in the Company’s Warrant Agreement dated June 21, 2021) was adjusted from $11.50 to $115, with a proportionate adjustment downwards to the shares underlying the warrants, as further described in section 4.2 of the Warrant Agreement. The Exercise Price adjustment was made pursuant to section 4.3.1 of the Warrant Agreement.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statement on Form F-3 as amended (File No. 333-274650), filed with the Commission on October 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

Date: February 9, 2024

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